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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  21 March 2003


                               PREMIER FARNELL PLC
                               --------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PREMIER FARNELL PLC
                                                   (Registrant)


         Date: March 21, 2003                 By: Steven John Webb
                                                  ----------------
                                              Steven John Webb
                                              Group Company Secretary and
                                              General Counsel






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19 March 2003


Purchase of Own Preference Shares

Premier Farnell plc (the "Company") announces that on 19 March 2003 it purchased in the market 197,000 of its cumulative convertible redeemable preference shares of (pound)1 each. The number of cumulative convertible redeemable preference shares in issue following this purchase is 7,575,221. The shares acquired by the Company will be cancelled.

ENQUIRIES to:

Premier Farnell plc
Andrew Fisher               0870 129 8608








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